Dennis Brovarone
ATTORNEY AND COUNSELOR AT LAW
18 Mountain Laurel Drive
Littleton, CO 80127
Phone 303 466 4092 / Fax 303 466 4826
Email:  dbrovarone@aol.com

April 18, 2012

Ajay Koduri, Attorney-Advisor
Kathleen Krebs, Special Counsel
U.S. Securities and Exchange Commission

Re: ChineseInvestors.Com, Inc.
Form S-1 Filed February 29, 2012
File No, 333-1792012

Dear Mr. Koduri and Ms Krebs:

This correspondence responds to the staff comments dated March 23, 2012.  This response letter is being transmitted via EDGAR on this date.

The following reproduces each of the staff’s comments followed by our supplemental response.

General

1.         We note per page 18 you have 4,835,111 shares of common stock outstanding and, per page 34, you have about 3,988,966 shares of common stock held by non-affiliates. We note you intend to issue 2,000,000 shares to Kodiak Capital Group, LLC and, under this registration statement, you are registering Kodiak's resale of these shares. Based on the substantial number of shares being registered for resale as compared to the number of shares held by non-affiliates and the nature of the offering and selling shareholder who is deemed an underwriter, we view this transaction to be a primary offering. As a result, you are not able to rely on our accommodations whereby we view equity line financings to be indirect primary offerings that may proceed under Rule 415(a)(1)(i). Moreover, because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, we believe Kodiak may resell its shares only at a fixed price for the entire duration of the offering. Please revise all of the appropriate parts of prospectus, such as the cover page and Plan of Distribution, accordingly. For guidance, please refer to our Compliance Disclosure and Interpretations, Securities Act Sections, Question 139.21 which can be found on the internet at: http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

RESPONSE:  We believe the number of shares being registered for resale by Kodiak is less than one-third of the common equity held by non-affiliates so as to comply with the indirect offering limitations of Form S-3, General Instruction 6 B a so that a Rule 415 (a )(1)(i) delayed and continuous offering at the market is appropriate.  Our calculations are as follows:

Common Stock held by non affiliates	3,988,966
Common Stock Issuable upon Conversion of Preferred Stock held by non affiliates	2,467,500
Total held by non-affiliates	6,456,466
1/3rd	2,150,003

Amount Registered	2,000,000

2.           You disclose on page 19 that, "[o]n or about October 6, 2011 the Company reverse split all of its outstanding common stock and options eight (8) back to one (1)." Please disclose whether you were required under Indiana corporate law to obtain shareholder approval of the reverse stock split. If so, disclose why you did not file a proxy statement regarding shareholder approval for the reverse stock split.

RESPONSE:           The Board of Directors were authorized by the shareholders to declare a reverse split as and when determined by the Board of Directors at a duly held shareholders meeting on July 5, 2004.  The Company did not become subject to the Securities Exchange Act and proxy rules until 2011.

3.           Please tell us how you reflected the 8-for-1 reverse stock split in your financial statements.

RESPONSE:           The reverse split effective October 6, 2011 is reflected in the unaudited Statement of Stockholders Equity for the nine months ended February 29, 2012, Note 3 page F-24.

4.           In your Form 8-K filed March 5, 2012, you disclose that you raised $2.0 million by issuing approximately two million shares of convertible preferred stock. Please tell us whether Kodiak or any of Kodiak's affiliates purchased any of the convertible preferred stock.

RESPONSE:           Neither Kodiak or any of Kodiak’s affiliates purchased any of the convertible preferred stock.

5.           We note a press release dated March 5, 2012 in which Mr. Dickman, your chief financial officer, states the company used part of the proceeds of a private placement to retire debt and repurchase common stock and options. Please update your registration statement for these events.

RESPONSE: The requested disclosure is contained in the MD&A section for the nine months ended February 29, 2012.

Offering Summary, page 1

6           In each instance where you disclose that the Investment Agreement provides that you can put up to $1.5 million of your common stock to Kodiak, include a discussion of the likelihood that the company will ever receive the full amount of proceeds available under the Investment Agreement. Disclose the total number of shares you would have to issue at the current stock price in order to have access to the full amount under the Investment Agreement and compare that number to the number of shares you have registered and thus would be able to issue and the resulting net proceeds you could receive. In disclosing the net proceeds you could receive, quantify any fees and commissions that you have paid and would pay.

RESPONSE:           We have revised the prospectus cover page, Offering Summary, Risk Factors, and Selling Securities Holder sections with the following disclosures:

Using the low price on April 10, 11, 12, 13 & 16, 2012; , our most recent put price per share would be $0.77 and we would have to issue 1,948,052 shares to receive all $1,500,000 of the Investment Agreement proceeds.  We will not pay any fees or commissions on any puts to Kodiak.

As of the date of this prospectus, there are 6,456,466 shares of our common stock held by or currently issuable to non-affiliates, representing 88% of the outstanding common stock plus preferred stock currently convertible into common stock prior to any puts to Kodiak.  The 2,000,000 shares we are registering for resale by Kodiak represent 31% of the outstanding common stock held by non-affiliates.

We cannot put more than $500,000 of shares to Kodiak at any given time.   As of the date of this prospectus, Kodiak cannot own more than 639,190 shares.  In the event gross proceeds reach $1,500,000 from puts of less than 2,000,000 shares, the offering will end with no further shares sold.

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7           Please disclose the number of outstanding shares held by non-affiliates and disclose the percentage of the total outstanding shares that are held by non-affiliates. Further, disclose the percentage of the outstanding shares held by non-affiliates that you are registering for resale on behalf of Kodiak.

RESPONSE:           We have revised the prospectus cover page, Offering Summary, Risk Factors, and Selling Securities Holder sections with the following disclosure:

As of the date of this prospectus, there are 6,456,466 shares of our common stock held by or currently issuable to non-affiliates, representing 88% of the outstanding common stock plus preferred stock currently convertible into common stock prior to any puts to Kodiak.  The 2,000,000 shares we are registering for resale by Kodiak represent 31% of the outstanding common stock held by non-affiliates.

Risk Factors, page 2

8.         Please provide risk factor disclosure that accounts for risks associated with the Equity Credit Agreement. For example, discuss the likelihood that you will have access to the full amount available under the equity line. Specifically address the limitations in the purchase agreement on the company's ability to sell shares to Kodiak.

RESPONSE:           We have added the following Risk Factor:

Our Investment Agreement with Kodiak presents Substantial Risks To Our Ability to Obtain the Full Sale Proceeds under the Investment Agreement and Uncertainty As to the Number of Shares We May Put to Kodiak.

As of the date of this prospectus, our put price per share would be $0.8925 and we would have to issue 1,680,673 shares, representing 18.24% of our fully diluted outstanding common stock to receive all $1,500,000 of the Investment Agreement proceeds.  If the base price per share declines and we continue to make puts, we will put all the registered shares prior to receiving the full proceeds of the Investment Agreement.   The following table illustrates the effect of a declining stock price on the number of shares that would be necessary to put to Kodiak to realize the entire $1,500,000 in proceeds under the Investment Agreement.

Shares Required to Realized $1,500,000 in Investment Agreement Proceeds Based upon
Most Recent Close (85% of $0.91 = $0.77)	75% of Most Recent Close (85% of $0.6825 = $0.58	50% of Most Recent Close (85% of $0.385 = $0.32725	25% of Most Recent Close (85% of $0.1925 = $0.163625)
1,948,051	2,586,207	4,583,652	9,167,303

9.           Furthermore, although we note your last risk factor on page 14 generally discusses dilution, please add a risk factor that specifically addresses the effects on the market price of your common stock and dilution to common shareholders resulting from the sale of stock under the Investment Agreement. In this regard, clearly disclose the following items:

●
The purchase price under the agreement with Kodiak is based upon a 15% discount to the then-prevailing lowest daily volume average share price over a five trading day period and, as a result, the lower the stock price at the time Kodiak purchases the stock, the more common shares Kodiak will receive.

●
To the extent Kodiak purchases and then sells its common stock, the common stock price may decrease due to the additional shares in the market. This could allow Kodiak to receive greater amounts of common stock in subsequent puts by the company, the sales of which would further depress the stock price.

●
Due to the floating purchase price under the equity line, you do not know the exact number of shares that you will issue under the equity line. Disclose the percentage of outstanding common shares that the two million shares you have registered represent.

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●
The shares under the equity line may result in substantial dilution to the interests of other holders of common stock since Kodiak may sell the full two million shares being registered in connection with the equity line. In this regard, state that, even though Kodiak may not purchase shares amounting to more than 9.99% of the outstanding shares on the closing date, this restriction does not prevent Kodiak from selling some of its holdings and then receiving additional shares. In this way, Kodiak could sell more than the 9.99% limit while never holding more than the limit.

●
Provide a table that shows the number of shares that could be issued based upon a reasonable range of market prices assuming that the company put the full $1.5 million and without regard to any limitations. The range should include market prices 25%, 50% and 75% below the most recent actual price.

Revise other applicable sections of your prospectus as appropriate.

RESPONSE:           We have added the following Risk Factors:

The Investment Agreement Limits the Number of Shares Kodiak May Own at Any Time But Does Not Limit Kodiak’s Ability to Sell a Greater Number of Shares Over the Life of the Investment Agreement.

Kodiak can only own up to 9.9% of our common stock following any put of shares so that our initial put can be no more than 639,190 shares.  In addition, we cannot put more than $500,000 of shares to Kodiak at any given time.    Even though we may not put shares to Kodiak amounting to more than 9.99% of the outstanding shares on the closing date of a put, this restriction does not prevent Kodiak from selling some of its holdings and then receiving additional shares. In this way, Kodiak could sell more than the 9.99% limit while never holding more than the limit.  Due to limited trading volume and price volatility, Kodiak may not be able to sell enough shares to allow us to make additional puts.  No assurances can be made that we will realize any sale proceeds under the Investment Agreement.

Our Investment Agreement Could have a Negative Effect Upon Our Market Price and Cause Dilution in the Value of Shares held by Investors

The purchase price under the Investment Agreement is based upon a 15% discount to the then-prevailing lowest daily volume average share price over a five trading day period.  As a result, the lower the stock price at the time Kodiak purchases the stock, the more common shares Kodiak will receive.  To the extent Kodiak purchases and then sells its common stock, the common stock price may decrease due to the additional shares in the market. This could allow Kodiak to receive greater amounts of common stock in subsequent puts, the sales of which could further depress the stock price.

Selling Securities Holder, page 16

10.           Please disclose Kodiak's obligations under the Investment Agreement are not transferable.

RESPONSE:           We have made the requested disclosure.

Plan of Distribution, page 16

11.           Please revise the fourth paragraph on page 16 to state the selling securities holder, brokers, dealers, or agents are underwriters and not "might be deemed" underwriters.

RESPONSE:           We have made the requested revisions.

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12.           Please reconcile your disclosure on page 17 that Kodiak may make sales pursuant to the settlement of short sales entered into after the date of the prospectus with Kodiak's agreement not to sell the company's stock short in Section 3(C) of the Investment Agreement.

RESPONSE:           We have deleted the Settlement of Short Sale Reference.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity, page 30

13.         Please provide a more detailed assessment of your financial condition and liquidity outlook. For example, disclose how long management expects that funds it is able to access under the Investment Agreement with Kodiak will sustain the company and how much additional financing the company requires to meet its current and future cash needs.

RESPONSE:           The Liquidity discussion for the most recently completed fiscal quarter has been revised.

Exhibit 5.1

14.         We note the opinion of counsel states it concerns "The Registration Statement [as it] relates to the issuance and sale from time to time by the Company, on a delayed or continuous basis pursuant to Rule 415 promulgated under the Act, of the Company's common stock not to exceed an initial offering price of $15,000,000." Please correct the reference to $15,000,000. Further, your prospectus cover page states you are registering the resale of shares that will be issued to Kodiak—not the issuance of shares to Kodiak which will occur in a private transaction. Please revise your opinion accordingly.

RESPONSE:           The opinion has been substantially revised consistent with the above comment.

15.         We consider it inappropriate for counsel to include in its opinion assumptions that are overly broad, that "assume away" the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Therefore, please have counsel remove assumptions (ii) and (iii) from his opinion. For guidance, refer to Section II.3.A of Staff Legal Bulletin No. 19 (CF), available on our website at http://www.sec.gov/interps/legal.shtml.

RESPONSE:           The opinion has been substantially revised consistent with the above comment.

Thank you for your assistance and we look forward to hearing back from the Staff as soon as possible.

Sincerely,

/s/ Dennis Brovarone

Dennis Brovarone
Legal Counsel

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